Filed by Energy XXI
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: EPL
Commission File No.: 001-16179

Operations and Finances

At the last employee meeting, you mentioned how our debt was increasing which was squeezing our market cap. How does this acquisition affect our balance sheets?

What’s going to happen with Vermilion and XOM joint venture?

How will the capital budget be affected?

Logistics

EXXI and EPL have both said the deal is expected to close in or around June. When do we anticipate the new organization to be finalized and running on all cylinders?

Are the EPL teams going to come here to our offices?

What percentage of EPL’s staff will we take?

Which departments are likely to face cuts and how will those cuts be determined?

Compensation

Will anything happen to the shares we own now?

What effect will the increased staff have on compensation programs?

Will there be a “staying” bonus for people?

Final general questions

What can we do to make this transition a success?

Is this a change of control for EXXI?

Will there be some management changes?

How do you think this will affect the “EXXI culture”?